================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2006

                        Commission File Number: 000-21742

                               STOLT OFFSHORE S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

     In accordance with General Instruction B, item (iii), attached herewith are the following materials regarding the Annual General Meeting for Stolt Offshore S.A., a Luxembourg company (the "Company"), to be held on May 15, 2006:

     1. Chairman's letter dated April 3, 2006 inter alia advising of Annual General Meeting.

     2.   Notice of Annual General Meeting dated April 3, 2006, with
          (i) biographies of Director nominees, (ii) unconsolidated financial statements of the Company (including Statutory Auditors' Report and Directors' Report) forming a part thereof and (iii) proposed changes to the Articles of Association.

     3. Depositary's Notice (of Deutsche Bank Trust Company Americas) re Annual General Meeting of Stolt Offshore S.A.

     4. Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

     The above materials were mailed on April 7, 2006 by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 24, 2006.

     Certain statements contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant clients; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              STOLT OFFSHORE S.A.


Date: April 10, 2006                           By:   /s/ Stuart Jackson
                                                  ------------------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer

STOLT OFFSHORE SA                                    [LOGO OF STOLT OFFSHORE SA]

                    c/o Acergy M.S. Limited            Tel: +44 1932 773700
                    Dolphin House                      Fax: +44 1932 773701
                    Windmill Road                      www.acergy-group.com
                    Sunbury-on-Thames
                    Middlesex, TW16 7HT
                    England

Our Ref.: le06023

DEAR SHAREHOLDER

The Annual General Meeting of Shareholders of Stolt Offshore S.A. will be held on Monday May 15, 2006 at 3:00 p.m. at the offices of Services Generaux S.A., 23, avenue Monterey, L-2086 Luxembourg.

Due to the fact that the Company is a Luxembourg holding company, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the holding Company on an unconsolidated and consolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the Notice.

Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, including unconsolidated and consolidated financial statements, the Board of Directors' report, the Statutory Auditor's and the auditor's report, as well as Proxy Card for Common Shares relating thereto. Common Shareholders of record at the close of business on March 24, 2006, will be entitled to vote at the Annual General Meeting.

If you wish your Common Shares to be voted at the Annual General Meeting, please promptly sign, date and return the enclosed Proxy Card to assure that they will be received in time.

The Company's Board of Directors recommends that you vote in favour of the matters to be considered at the meeting.

Additionally, please note that in accordance with the approval received at the EGM on April 3, 2006 the Company's name will change to Acergy S.A. with effect from April 10, 2006.

Yours sincerely


/s/ Mark Woolveridge
MARK WOOLVERIDGE
CHAIRMAN OF THE BOARD

Dated April 3, 2006

             Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                    Societe Anonyme, R.C. Luxembourg B 43172

STOLT OFFSHORE SA                                    [LOGO OF STOLT OFFSHORE SA]

                 c/o Acergy M.S. Limited                Tel: +44 1932 773700
                 Dolphin House                          Fax: +44 1932 773701
                 Windmill Road                          www.acergy-group.com
                 Sunbury-on-Thames
                 Middlesex, TW16 7HT
                 England

Our Ref.: le06022

                        NOTICE OF ANNUAL GENERAL MEETING
                         OF SHAREHOLDERS ON MAY 15, 2006

The Annual General Meeting of Shareholders of Stolt Offshore S.A. (the "Company"), a Societe Anonyme Holding RCS Lux B 43172 having its Registered Office at 26, Rue Louvigny, L-1946 Luxembourg, will be held at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Monday May 15, 2006 at 3:00 p.m., for the following purposes:

(1) To approve the holding of the Annual General Meeting on May 15, 2006 in variation from the date (third Thursday in April) set forth in Article 25 of the Articles of Incorporation;

(2) To consider (i) the Report of Deloitte S.A., Luxembourg, Independent Auditors ("Reviseurs d'entreprises") on the consolidated financial statements of the Company, (ii) the Report of Maitland Management Services
     S.A: Luxembourg, Statutory Auditor ("Commissaire aux comptes") of the Company, and (iii) the Report of the Board of Directors of the Company, in respect of the consolidated and unconsolidated financial statements of the Company for the fiscal year ended November 30, 2005 (copy attached).

(3) To approve the unconsolidated balance sheet and statements of profit and loss of the Company for the fiscal year ended November 30, 2005 (copy attached).

(4) To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2005 (copy attached).

(5) To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2005.

(6) To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Stock Market Inc., if applicable) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2007.

(7) To elect six directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached); and

             Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                    Societe Anonyme, R.C. Luxembourg B 43172

(8) To elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Reviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

(9) To consider the proposed changes to the Company's Articles of Incorporation (detailed schedule of proposed changes is attached).

The Annual General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation.

The Board of Directors of the Company has determined that Shareholders of record at the close of business on March 24, 2006, will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

Sincerely yours,


/s/ Mark Woolveridge
MARK WOOLVERIDGE
CHAIRMAN OF THE BOARD

Dated April 3, 2006

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

             Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                    Societe Anonyme, R.C. Luxembourg B 43172

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

MARK WOOLVERIDGE, CHAIRMAN

A Non-executive Director since 1993, Mr Woolveridge served as Deputy Chairman from 2002 until appointed Chairman of the Board in February 2005. He has held a number of positions with BP since 1968, most recently serving as Chief Executive Officer of BP Engineering from 1989 until his retirement in 1992. He was a member of the Board of BP Oil Ltd. His previous appointment was General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea. He holds a Master's degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr Woolveridge is a British citizen.

JAMES B. HURLOCK, DEPUTY CHAIRMAN

Mr Hurlock is a retired partner from the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He has been a Non-Executive Director of the Company since 2002 and was appointed Deputy Chairman in February 2005. He is Chairman of the Governance and Nomination Committee and a member of the Audit Committee. He participated in the formation and served on the Board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA degree from Princeton University, an MA in Jurisprudence from Oxford University and a JD from Harvard Law School. Mr Hurlock is a U.S. citizen.

TROND 0. WESTLIE

Mr Westlie has been a Non-executive Director of the Company since June 2004 and serves as the Chairman of the Audit Committee and member of the Governance and Nomination Committee. His current work is in the Telecommunication sector as the Executive Vice President and Chief Financial Officer for the Telenor Group. He has previously long experience in the oil and gas service sector as the Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004; and management positions including Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002, and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. He qualified as a State Authorised Public Auditor from Norges Handelsh0yskole (the Norwegian School of Economics and Business administration) and has served on numerous corporate boards. Mr Westlie is a Norwegian citizen.

J. FRITHJOF SKOUVER0E

Mr Skouver0e joined the Board in 1993. He is Chairman of the Compensation Committee, and a member of the Audit Committee. He has been in the offshore business since 1976. Under his time as CEO of Stolt-Nielsen Seaway (Seaway), a predecessor of the Company, the Group grew to become the leading subsea contractor in Norway. Also in his time as CEO, Seaway acquired Comex Services SA for the combination to become one of the leading subsea contractors worldwide. Mr Skouver0e has been on the Board of Ocean Rig ASA since 1996, a publicly quoted drilling contractor. He is the longest serving Board member. He has successfully participated in start-up of new ventures, in projects for turning around and growing companies in a variety of industries throughout his career. He has an MBA from INSEAD and an MSc from the Technical University of Norway. Mr Skouver0e is a Norwegian citizen.

GEORGE H. DOREMUS

Mr Doremus has been a Non-executive Director since June 2004. He is a member of both the Governance and Nomination Committee and the Compensation Committee. He currently serves as Chief Executive Officer of and has an equity position in Gulf Energy Technologies. He worked at Aker Kvaerner ASA from 2001 to 2003 serving as Executive Vice President, Oil and Gas Process International and President of Houston region operations. He worked at Parsons Corporation from 1991, most recently as Vice President and Manager of Eastern Hemisphere Projects and Middle East Operations, and held various positions at Atlantic Richfield Corporation and Exxon Corporation earlier in his career. He is co-founder and was Chief Operating Officer of The Business Resource Center, a mergers and acquisitions boutique which was sold to Chemical Bank in 1990. Mr Doremus is a U.S. citizen.

TOM EHRET

Mr Ehret was appointed to the Board of Directors in November 2003, and has served in the position of Chief Executive Officer of the Company since March 2003. He came to the Group from his position as Vice Chairman of the Management Board of Technip and President of its Offshore Branch. With more than thirty years experience in the offshore and subsea business, he is a well-recognised figure in the industry. He was instrumental in several industry shaping moves. These included the turnaround of the loss making Stena Offshore and the acquisition in 1989 of Santa Fe's pipelay business by Stena Offshore. He was also instrumental in the 1995 merger between Stena Offshore and Coflexip, the undisputed leader in the Subsea industry in the 1990s. After another major strategic move, the acquisition of Aker Deepwater in 2001 by CSO, he negotiated the acquisition of his group by Technip, in 2002. Mr Ehret has worked in all the major disciplines, both technical and commercial, and has been a Project Manager, a New Product Development Manager, a Marketing and Sales Manager, Managing Director, COPO and CEO and Executive Chairman. Mr Ehret is a French citizen.

================================================================================

                               STOLT OFFSHORE S.A.
                                     HOLDING

                                 ANNUAL ACCOUNTS
                                       AND
                            REPORT OF THE COMMISSAIRE

                                NOVEMBER 30, 2005

================================================================================

                               STOLT OFFSHORE S.A.
                                     HOLDING

                                TABLE OF CONTENTS

                                                         PAGE

REPORT OF THE COMMISSAIRE                                1

REPORT OF THE BOARD OF DIRECTORS                         2

ANNUAL ACCOUNTS

- Balance sheets                                         3
- Statements of Profit and loss                          4
- Notes to the accounts                                  5-10

                            REPORT OF THE COMMISSAIRE
                             TO THE SHAREHOLDERS OF
                               STOLT OFFSHORE S.A.
                                     HOLDING
                                November 30, 2005

In accordance with legal and statutory requirements, we are pleased to report to you on the execution of our engagement as Commissaire in respect of the year ended November 30, 2005 following the mandate granted to us.

Our examination was carried out in accordance with the provisions of Article 62 of the law of August 10, 1915 (as modified), which does not require the Commissaire to give an opinion on the financial statements. Consequently, we have not verified the financial statements in accordance with International Standards on Auditing.

We have confirmed that the financial statements at November 30, 2005, showing a balance sheet total of U.S. Dollars 917,800,533 and a result for the year then ended of U.S. Dollars NIL are in accordance with the accounting records and with documentary evidence submitted to us.

We propose that these financial statements be approved and that discharge be granted to the Board of Directors.

Maitland Luxembourg S. A.


/s/ John Kleynhans
John Kleynhans

Luxembourg
March 31, 2006

                               STOLT OFFSHORE S.A.
                             SOCIETE ANONYME HOLDING
                      LUXEMBOURG, 26, RUE LOUVIGNY, L-1946
                            R.C. LUXEMBOURG B. 43.172

        REPORT OF THE BOARD OF DIRECTORS TO THE ANNUAL GENERAL MEETING OF
                               STOLT OFFSHORE S.A.
    TO BE HELD AT THE OFFICES OF SERVICES GENERAUX DE GESTION, GESTION S.A.,
                    23 AVENUE MONTEREY, L - 2086 LUXEMBOURG.
                                  May 15, 2006

Gentlemen:

We are pleased to submit for your approval the Balance Sheet as of November 30, 2005 and the Statement of Profit and Loss for the year then ended.

The investment in subsidiaries amounted to U.S. $846,664,740 at November 30, 2005. There were no dividends declared by and receivable from subsidiaries at November 30, 2005. The net profit for the year ended November 30, 2005 was U.S. $nil. No dividends were declared or paid during 2005 or 2004. Retained earnings to be carried forward are U.S. $nil.

By special vote we ask you to discharge the Directors and the Statutory Auditor of the Company for the year ended November 30, 2005.

Furthermore, we request that you elect the Statutory Auditor ("Commissaire aux comptes") of the Company for a term to expire at the next Annual General Meeting of Shareholders.

Finally, we request you to re-elect as Directors of the Company, Mr. J. Frithjof Skouveroe, Mr. Mark Woolveridge, Mr. Tom Ehret, Mr. James B. Hurlock, Mr. Trond
O. Westlie and Mr. George H. Doremus at the forthcoming Annual General Meeting on May 15, 2006.

/s/ Tom Ehret                                               /s/ Mark Woolveridge
Tom Ehret                                                       Mark Woolveridge

March 31, 2006

                               STOLT OFFSHORE S.A.
                                     HOLDING
                                  BALANCE SHEET
                        AS OF NOVEMBER 30, 2005 AND 2004
                              (in thousands of USD)

                              Notes    2005      2004                                             Notes     2005      2004
                              -----   -------   -------                                           -----    -------   -------
FIXED ASSETS                                                  SHAREHOLDERS' EQUITY
  Investments                   3.    846,665   846,625         Subscribed capital                  4.     385,525   382,788
                                      -------   -------         Share premium                       4.     443,136   440,649
                                                                Legal reserve                       5.      38,553    38,279
                                                                                                           -------   -------
                                                                                                           867,214   861,716
                                                                                                           -------   -------

CURRENT ASSETS                                                OTHER DEBTS
  Receivables                          70,676    44,572         Due within less than one year               24,461    12,440
  Cash and cash equivalents               460        48         Due after more than one year                26,126    17,089
                                      -------   -------                                                    -------   -------
                                       71,136    44,620                                                     50,587    29,529
                                      -------   -------                                                    -------   -------

                                      -------   -------       TOTAL LIABILITIES AND                        -------   -------
TOTAL ASSETS                          917,801   891,245        SHAREHOLDERS' EQUITY                         917,801   891,245
                                      -------   -------                                                    -------   -------

The accompanying notes are an integral part of these annual accounts.

                               STOLT OFFSHORE S.A.
                                     HOLDING
                          STATEMENTS OF PROFIT AND LOSS
                 For The Years Ended November 30, 2005 and 2004

                              (in thousands of USD)

                                                  Notes       2005       2004
                                                 -------    --------   --------
EXPENSES
  Parent company guarantees - charges               7         24,380     11,620
  Other charges                                   6, 8        13,381     16,510
                                                            --------   --------
                                                              37,761     28,130
                                                            --------   --------

INCOME
  Parent company guarantees - reimbursements                  24,380     11,620
  Other cost reimbursement income                             13,381     16,510
                                                            --------   --------
                                                              37,761     28,130

                                                            --------   --------
NET RESULT FOR THE FINANCIAL YEAR                               -          -
                                                            --------   --------

The accompanying notes are an integral part of these annual accounts.

                               STOLT OFFSHORE S.A.
                                     HOLDING
                              NOTES TO THE ACCOUNTS
                             as of November 30, 2005

NOTE 1 - ORGANIZATION

     Stolt Offshore S.A., formerly Stolt Comex Seaway S.A., ("the Company") is a holding company incorporated under the laws of Luxembourg on March 10, 1993.

     The object of the Company is to invest in subsidiaries which will provide technologically sophisticated offshore and subsea engineering, flow line, trunk line and pipeline lay, construction, inspection and maintenance services, predominantly for the offshore oil and gas industry. More generally, the Company may invest in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purpose of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects whilst nevertheless remaining within the limits set out by the law on holding companies of the 31st of July, 1929.

     The registered office of the Company is at 26, rue Louvigny, L - 1946, Luxembourg and the Company is registered under number RCS B 43 172.

     The Company also prepares consolidated financial statements in conformity with the Seventh Directive of the European Union. Copies of these financial statements are available at the registered office of the Company. The Company is reimbursed by its subsidiaries for certain general expenses incurred on behalf of the subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company maintains its books and records in United States Dollars, and presents its annual accounts in accordance with generally accepted accounting principles in Luxembourg, which include the following significant accounting policies:

     2.1  Format of financial statements

          The Company keeps its books and records in U.S. Dollars. In accordance with Article 205 of the law of August 10, 1915 as amended, the financial statements are presented with certain modifications to the legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

     2.2  Investments

          Investments are stated at cost less any permanent impairment in value. Earnings in investee companies are recognized when, and to the extent, dividends are received from investee companies.

     2.3  Translation of foreign currencies

          The company maintains its accounts in the currency in which the capital is expressed, i.e. in the United States Dollar (USD) and the annual accounts are expressed in this base currency. Amounts in foreign currencies are translated into the base currency on the following basis:

                               STOLT OFFSHORE S.A.
                                     HOLDING
                              NOTES TO THE ACCOUNTS
                             as of November 30, 2005
                                   -continued-

          o Formation expenses, the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the base currency are translated at historical exchange rates;

          o All other assets denominated in a currency other than the base currency are valued individually at the lower of their counter values translated into base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

          o All liabilities denominated in a currency other than the base currency are valued individually at the higher of their counter values translated at historical exchange rate or exchange rate prevailing at the balance sheet date;

          o Revenues and expenses denominated in a currency other than the base currency are translated into the base currency at the exchange rates applicable on the day they are collected or disbursed.

               Consequently only realized exchange gains and losses and unrealized exchange losses are reflected in the profit and loss account.

     2.4  Share Option Plan

          The Company has elected to account for its stock based compensation awards to employees and directors of the group in accordance with the U.S. GAAP requirements under Accounting Principles Board
          Opinion No. 25.

NOTE 3 - INVESTMENTS

The Company accounts for its investments in subsidiaries at historical cost. The direct subsidiaries of the Company at November 30, 2005 and November 30, 2004 are as follows:

         NAME OF THE COMPANY          COUNTRY       PERCENTAGE HELD       COST ($'000)
     ---------------------------   --------------   ----------------    -----------------
                                                     2005      2004      2005      2004
                                                    ------    ------    -------   -------
     SCS Holdings N.V.             Netherlands         100%      100%   245,934   245,934
     Stolt Offshore B.V.           Netherlands          75%       75%   268,935   268,935
     Stolt Offshore M.S. Limited   Bermuda             100%      100%        12        12
     Jarius Investments Limited    Gibraltar           100%      100%   305,541   305,541
     Seaway Offshore S.A.          Luxembourg          100%       0%         40         -
     SCS Shipping Limited(1)       United Kingdom      < 1%      < 1%    18,823    18,823
     SCS Holdings Limited(2)       United Kingdom      < 1%      < 1%     7,380     7,380
                                                                        -------   -------
                                                                        846,665   846,625
                                                                        -------   -------

The aggregate Company interest in the underlying equity of these subsidiaries was ($'000) 1,087,819 at November 30, 2005 (2004 - ($'000) 1,061,740). Although
certain subsidiaries within the group may have deficits in shareholders' equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.

----------
(1) SCS Shipping Limited has issued share capital of 5,002,000 shares of which Stolt Offshore S.A. holds one share.
(2) SCS Holdings Limited has issued share capital of 501 shares of which Stolt Offshore S.A. holds one share.

                               STOLT OFFSHORE S.A.
                                     HOLDING
                              NOTES TO THE ACCOUNTS
                             as of November 30, 2005
                                   -continued-

NOTE 4 - SHARE CAPITAL

     As at November 30, 2005 the authorized share capital of the Company was 230,000,000 Common Shares, with a par value of $2.00 per share.

     During the year ended November 30, 2005, the Company entered into the following transactions:

     o On January 19, 2005, the 79,414,260 Common Shares previously held by Stolt-Nielsen S.A. ("SNSA") were sold to institutional investors in both the US and Europe. As a result SNSA no longer holds any shares and thereby ceased to be a shareholder of the Company.
     o Pursuant to the Company's Stock Options Plans, the Company issued 1,368,371 shares of Common Stock during the fiscal year ended November 30, 2005.

     Following these transactions the number of Common Shares outstanding as at November 30, 2005 was 192,762,592.

NOTE 5 - LEGAL RESERVE

     Under Luxembourg law an amount equal to at least 5% of the annual income must be appropriated to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from share premium.

     The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of issuance of new shares.

NOTE 6 - SHARE OPTION PLAN

     Under the option plan approved in April 2003 (the `2003 Plan'), options on up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced the previous plan (the `1993 Plan'). The unused portion of options authorised to be granted under the 1993 Plan (approximately 1.3 million) was rolled forward into the 2003 Plan. The Company has also granted options under the terms of the 2003 Plan in respect of a Senior Management Incentive Plan (`SMIP') previously named as the Key Staff Retention Plan ("KSRP"). The number of options that vest under the SMIP is linked to the attainment of a number of strategic and financial objectives in fiscal years 2004, 2005 and 2006. The cumulative carrying value of the options granted under the SMIP as at November 30, 2005, calculated in accordance with Accounting Principles Board Opinion No.25, was $12.1 million (2004 :
     $2.6 million).

     A Compensation Committee appointed by the Company's Board of Directors administers the 2003 Plan. Options are awarded at the discretion of the Company to Directors and key employees.

     Any options granted under the stock option plan for key employees and Directors resident in France (the `French Plan') will count against this limit. Other than options granted under the SMIP, options under the 2003 Plan and the French Plan may be granted exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The options under the SMIP do not vest until the end of the first quarter of fiscal year 2007 and are then exercisable up until 10 years from the date of grant.

     During fiscal year 2005, 1,151,000 options were granted under the 2003 Plan, which included 135,000 options granted under the French Plan.

                               STOLT OFFSHORE S.A.
                                     HOLDING
                              NOTES TO THE ACCOUNTS
                             as of November 30, 2005
                                   -continued-

     The following tables reflect total options activity for the three-year period ended November 30, 2005:

     FOR THE YEAR ENDED NOVEMBER 30                      2005                          2004                        2003
     --------------------------------------  ----------------------------  ----------------------------- ----------------------
                                                             WEIGHTED                       WEIGHTED                  WEIGHTED
                                                             AVERAGE                        AVERAGE                    AVERAGE
                                                             EXERCISE                       EXERCISE                  EXERCISE
                                                              PRICE                          PRICE                     PRICE
                                                SHARES          $             SHARES          $           SHARES         $
     --------------------------------------  -------------  ------------  -------------   ------------- ------------  ---------
     Outstanding at beginning of year           10,060,311          4.81      4,564,072            7.55    3,683,292       9.85
     Granted                                     1,151,000          9.43      5,744,700            2.68    1,249,500       1.33
     Exercised                                  (1,368,371)         4.02         (4,734)           1.19            -          -
     Forfeited                                     (72,939)         5.08       (152,513)           7.29     (368,720)      9.72
     Expired                                             -             -        (91,214)           3.09            -         -
     Outstanding at end of year                  9,770,001          5.45     10,060,311            4.81    4,564,072       7.55
     Exercisable at end of year                  2,880,835          9.39      3,169,986            9.15    2,388,007      10.19
     Weighted average fair value of options
      granted                                                       6.78                           1.81                    0.78

     Of the options outstanding as at November 30, 2005, but not yet exercisable, 1.2 million options had performance criteria attached under the SMIP that need to be fulfilled before they can be exercised (2004:1.8 million). These options will vest in the first quarter of fiscal year 2007 upon completion of the SMIP at which time they will become exercisable to those senior executives still in service.

     The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                         2005        2004        2003
                                       --------    --------    --------
     Risk free interest rates               4.3%       3.93%       3.75%
     Expected lives of options          7 years     7 years     7 years
     Expected volatility                  73.96%       76.9%      70.34%
     Expected dividend yields                 -           -           -

     The following tables summarize information about share options outstanding as of November 30, 2005:

                                                                    OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                                                                 -------------------------   -------------------------
                                                                   WEIGHTED
                                                                   AVERAGE       WEIGHTED                    WEIGHTED
                                                                  REMAINING      AVERAGE                     AVERAGE
                                                                 CONTRACTUAL     EXERCISE                    EXERCISE
                                                     OPTIONS         LIFE         PRICE        NUMBER         PRICE
     RANGE OF EXERCISE PRICE                       OUTSTANDING     (YEARS)          $        EXERCISABLE        $
     -------------------------------------------   -----------   -----------   -----------   -----------   -----------
     COMMON SHARES
     $11.21 - 17.99                                    683,550          4.53         14.51       683,550         14.51
     $7.31 - 11.20                                   2,433,514          6.24         10.00     1,296,264         10.46
     $3.01 - 7.30                                    1,427,122          7.52          5.47       439,108          6.16
     $1.19 - 3.00                                    5,225,815          8.07          2.14       461,913          1.86
     -------------------------------------------   -----------   -----------   -----------   -----------   -----------
                                                     9,770,001          7.28          5.45     2,880,835          9.39
     -------------------------------------------   -----------   -----------   -----------   -----------   -----------

NOTE 7 - COMMITMENTS AND GUARANTEES

     The Company has guaranteed performance bonds issued by its direct and indirect subsidiaries and investments amounting to $326 million at November 30, 2005. Of this amount, $98.4 million and $33.5 million relates to performance bonds issued by Stolt Offshore Services S.A. and Stolt Offshore A/S respectively. The remainder relates to performance bonds issued by a variety of other direct and indirect subsidiaries.

     In the normal course of business, the Company provides project guarantees to guarantee the project performance of direct and indirect subsidiaries and joint ventures to third parties.

                               STOLT OFFSHORE S.A.
                                     HOLDING
                              NOTES TO THE ACCOUNTS
                             as of November 30, 2005
                                   -continued-

NOTE 8 - BOARD OF DIRECTORS' EXPENSES

     Fees paid to directors for the year ended November 30, 2005 amounted to $350,625 and for the year ended November 30, 2004 amounted to $218,750.

NOTE 9 - TAXES

     The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-residents during the period. The tax is calculated as follows:

     Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds EUR 2,400,000:

     o    3% on interests paid to bond and other security - holders;
     o 1.8% on dividends, profit quotas and remuneration on the first EUR 1,200,000;
     o 0.1% charge levied on any surplus dividends, profit quotas and remuneration.

     Where the total interest paid each year to bondholders and on other comparable securities is less than EUR 2,400,000:

     o    3% on interests paid to bond and other security - holders;
     o 3% on dividends, profit quotas and remuneration, but to a maximum amount corresponding to the difference between EUR 2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;
     o 1.8% on any surplus dividends, profit quotas and remuneration up to EUR 1,200,000 distributed;
     o    0.1% on surplus dividends, profit quotas and remuneration.

     Billionaire holding companies are subject to a minimum annual charge of EUR 48,000. Interest paid to creditors who do not hold bonds or similar negotiable securities are disregarded in calculating the tax base. The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

     For the years ended November 30, 2005 and 2004 this tax amounted to $61,714 and $59,258 respectively, and is included in other charges in the accompanying statements of profit and loss.

                               STOLT OFFSHORE S.A.
                                     HOLDING
                              NOTES TO THE ACCOUNTS
                             as of November 30, 2005
                                   -continued-

NOTE 10 - SUBSEQUENT EVENTS

     On 19 January 2006 the Group announced the launch of the Acergy name and brand. The Group commenced trading under the new name on 1 February 2006, having changed the names of its principal operating legal entities.

     At an Extraordinary General Meeting of the shareholders called for February 24, 2006 to decide on the proposal to change the name of the Company to Acergy S.A., it was noted that the required quorum of 50% of the outstanding shares was not present and therefore, approval for the change of name could not be made at this meeting.

     An adjourned meeting of the Shareholders will take place on April 3, 2006 to change the Company's Articles of Incorporation, Article 1, second paragraph reflecting a new name of Acergy S.A. for the Company. At this adjourned meeting there is no requirement for a quorum pursuant to the company's Articles of incorporation.

     The effective date of the change to the Company's name will be April 10, 2006 should the adjourned Shareholders meeting approve the change of name.

                         STOLT OFFSHORE S.A., LUXEMBOURG
                   ARTICLES OF ASSOCIATION - PROPOSED CHANGES

------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE      EXISTING TEXT                                     NEW TEXT
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 8    All Common Shares in the Company shall be         All Common Shares in the Company shall be
             registered in the Register(s) of Shareholders     registered in the Register(s) of Shareholders
Second       which shall be kept by the persons designated     which shall be kept by the persons designated
Paragraph    therefore by the Company and such Register(s)     therefore by the Company and such Register(s) of
             of Shareholders shall contain the name of each    Shareholders shall contain the name of each
             holder of Common Shares, his residence and/or     holder of Common Shares, his residence and/or
             elected domicile and the number of Common         elected domicile and the number of Common Shares
             Shares held by him and other information as may   held by him and other information as may be
             be required from time to time by applicable       required from time to time by applicable law.
             law. Every transfer or devolution of Common
             Shares shall be entered into the Register(s) of
             Shareholders and every such entry shall be
             signed by one or more officers of the Company
             or by one or more persons designated by the
             Board of Directors.
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 12   The Board of Directors may decide the issuance    The board of directors may resolve the issuing of
             of bonds and debentures not containing an         bonds and debentures and the contracting of loans
First        element of stock, which may be in bearer or       convertible into common shares or exchangeable in
Paragraph    other form in any denomination or denominations   other equity or debt securities in particular
             and payable in any currency or currencies.        with or without subscription rights or warrants
                                                               attached and which may be in bearer or other form
                                                               in any denomination if applicable and payable in
                                                               any currency.
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 12   The Board of Directors shall fix the rate of      The Board of Directors shall fix the rate of
             interest, conditions of issue and repayment and   interest, conditions of issue, the conversion
Second       all other terms and conditions thereof.           price and repayment and all other terms and
Paragraph                                                      conditions thereof. Notwithstanding articles 5a
                                                               and 5b, the Board has full discretion in
                                                               determining the conversion price.
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 13   The Directors may be re-elected. The term of      The Directors may be re-elected. The term of
             office of Directors shall end immediately after   office of Directors shall end immediately after
Sixth        the ordinary general meeting in the year of the   the ordinary general meeting in the year of the
Paragraph    expiry thereof.                                   expiry thereof and their successors have been
                                                               elected and at least three directors have
                                                               accepted.
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 15   The Board of Directors may only deliberate,       The Board of Directors may only deliberate,
             validly if the majority of its members shall      validly if the majority of its members shall take
Third        take part in the proceedings by voting            part in the proceedings by voting personally, by
Paragraph    personally or by proxy given in writing, by       telephone or by video conference or by proxy
             telegram, fax or telex.                           given in writing, by telegram, fax or e-mail.
------------ ------------------------------------------------- ---------------------------------------------------

Pg. No. 1 of 3

                         STOLT OFFSHORE S.A., LUXEMBOURG
                   ARTICLES OF ASSOCIATION - PROPOSED CHANGES

------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE      EXISTING TEXT                                     NEW TEXT
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 24   The annual general meeting shall ipso facto       The annual general meeting shall ipso facto
             convene in the municipality of the registered     convene in the municipality of the registered
First        office on the third Thursday in April. Should     office on the fourth Friday in May. Should this
Paragraph    this be a holiday, the meeting will take place    be a holiday, the meeting will take place on the
             on the first working day following, at the same   first working day following, at the same time.
             time.
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 26   Ordinary general meetings shall be chaired by     General meetings shall be chaired by the Chairman
             the Chairman or, in his absence, by a Director    or, in his absence, by a Director or other person
First        or other person appointed by the Board.           appointed by the Board.
Paragraph
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 26   The agenda of ordinary general meetings shall     The agenda of general meetings shall be prepared
             be prepared by the Board. The agenda must be      by the Board. The agenda must be set forth in the
Second       set forth in the convening notice for the         convening notice for the meeting and no point not
Paragraph    meeting and no point not appearing on the         appearing on the agenda may be considered,
             agenda may be considered, including the           including the dismissal and appointment of
             dismissal and appointment of Directors or the     Directors or the Statutory Auditors.
             Statutory Auditors.
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 26   Notices for general meetings shall be given by    Notices for general meetings shall be given
             mail, first class, postage prepaid, to all        either:
Fifth        holders of Common Shares, sent to the address
Paragraph    recorded in the Register(s), and posted not       a) by e-mail to shareholders who have indicated
             later than twenty (20) days before the date set   an e-mail address to the Company, sent not later
             for the meeting. Notices shall be deemed to be    than twenty (20) days before the date set for the
             given when deposited in the mail as aforesaid.    meeting. Notices hereunder shall be deemed given
                                                               when the e-mail was sent by the relevant Register
                                                               keeper; or

                                                               b) by mail, first class, postage prepaid, to all
                                                               holder of Common Shares, sent to the address
                                                               recorded in the Register(s), and posted not later
                                                               than twenty (20) days before the date set for the
                                                               meeting. Notices shall be deemed to be given when
                                                               deposited in the mail as aforesaid.
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 26   General meetings, both ordinary and               General meetings, both ordinary and
             extraordinary, may convene and their discussions  extraordinary, may convene and their discussions
Sixth        shall be valid, even if no previous notice of     shall be valid, even if no previous notice of
Paragraph    meeting has been given, on any occasion when      meeting has been given, on any occasion when all
             all the shareholders entitled to vote thereat     the shareholders entitled to vote thereat shall be
             shall be present or represented and agree to      present or represented and agree to discuss
             discuss the matters shown in the agenda.          the matters shown in the agenda.
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 26   A shareholder may be represented at a general     A shareholder may be represented at a general
             meeting by a proxy who need not be a              meeting by a proxy who need not be a shareholder
Seventh      shareholder. Written proxies for any general      and the proxy holder may represent an unlimited
Paragraph    meeting of shareholders shall be deposited with   number of shareholders. Written proxies for any
             the Company at its registered office or with      general meeting of shareholders shall be deposited
             any Director at least five (5) days before the    with the Company at its registered office or with
             date set for the meeting;                         any Director at least five (5) days before the date
                                                               set for the meeting.
------------ ------------------------------------------------- ---------------------------------------------------

Pg. No. 2 of 3

                         STOLT OFFSHORE S.A., LUXEMBOURG
                   ARTICLES OF ASSOCIATION - PROPOSED CHANGES

------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE      EXISTING TEXT                                     NEW TEXT
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 29   Each year, and for the first time as of and for   Each year, for the financial year ended on the
             the financial year ended on the 30th day of       30th day of November, the Board of Directors
First        November, 1993, the Board of Directors shall      shall prepare a balance sheet of assets and
Paragraph    prepare a balance sheet of assets and             liabilities and a profit and loss account and to
             liabilities and a profit and loss account. The    the extend required by law consolidated financial
             necessary amortisations must be made.             statements. The necessary amortisations must be
                                                               made.
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 29   The Board of Directors report shall be annexed    The Board of Directors report shall be annexed to
             to such balance sheet and profit and loss         such balance sheet and to the extent required by
Second       account and these reports and documents shall     law to such consolidated balance sheet and
Paragraph    contain the details required by the law           consolidated profit and loss account and these
             applicable to the Company. A copy of all such     reports and documents shall contain the details
             documents shall be forwarded, at least twenty     required by the law applicable to the Company. A
             (20) days before the date fixed for the general   copy of all such documents shall be forwarded, at
             meeting to which they are to be submitted, to     least twenty (20) days before the date fixed for
             all shareholders.                                 the general meeting to which they are to be
                                                               submitted, to all shareholders.
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 30   The favorable surplus on the balance sheet,       The favorable surplus on the unconsolidated
             after deduction of general and operational        balance sheet, after deduction of general and
First        expenses, corporate charges and necessary         operational expenses, corporate charges and
Paragraph    amortisation, shall be the profit of the          necessary amortisation, shall be the profit of
             Company.                                          the Company
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 31   The general meeting shall hear the reports of     The general meeting shall hear the reports of the
             the Board of Directors and the Statutory          Board of Directors and the Statutory and
FIRST        Auditors and shall discuss the balance sheet.     independent Auditors and shall discuss the
Paragraph                                                      balance sheet and the consolidated balance sheet.
------------ ------------------------------------------------- ---------------------------------------------------
ARTICLE 31   After the balance sheet has been approved, the    After the balance sheet and consolidated balance
             general meeting shall take a special vote on      sheet has been approved, the general meeting
Second       the discharge of the Directors and Auditors.      shall take a special vote on the discharge of the
Paragraph    This discharge is only valid if the balance       Directors and Auditors. This discharge is only
             sheet contains no omission or false declaration   valid if the balance sheet and the consolidated
             which conceals or misrepresents the true          balance sheet contains no omission or false
             situation of the Company, and as to acts made     declaration which conceals or misrepresents the
             ultra vires the Articles of Incorporation or      true situation of the Company, and as to acts made
             the law, only if such acts have been              ultra vires the Articles of Incorporation or
             specifically pointed out in the convening         the law, only if such acts have been specifically
             notice.                                           pointed out in the convening notice.
------------ ------------------------------------------------- ---------------------------------------------------

Pg. No. 3 of 3

DEUTSCHE BANK TRUST COMPANY AMERICAS
Trust & Securities Services
Global Equity Services

DEPOSITARY RECEIPTS                                                April 7, 2006

DEPOSITARY'S NOTICE PERTAINING TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STOLT OFFSHORE

Issue:                Stolt Offshore / Cusip 861567105

Country:              Norway

Meeting Details:      Annual General Meeting of Shareholders - May 15, at the
                      offices of Services Generaux de Gestion S.A., 23, avenue
                      Monterey, L-2086 Luxembourg.

Meeting Agenda:       The Company's Notice of Meeting and supporting materials,
                      including the Agenda is enclosed

Voting Deadline:      On or before May 8, 2006 at 3:00 PM (New York City time)

ADR Record Date:      March 24, 2006

Ordinary: ADR ratio   1 Ordinary Share: 1 ADR

In accordance with Section 17 of the Deposit Agreement between Stolt Offshore (the "Company") and Deutsche Bank Trust Company Americas, as Depositary (the "Depositary"), Stolt Offshore ADR holders (the "Holders") are hereby notified of the Company's Annual General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is enclosed.

Holders at the close of business on the ADR record date will be entitled, subject to any applicable law, the Company's Articles of Association and the provisions of or governing Deposited Property underlying ADRs, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Property represented by ADRs. A voting instruction form is enclosed for that purpose.

Upon receipt of a voting instruction from an ADR Holder on the ADR record date, received on or before the ADR voting deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Articles of Association of the Company and the provisions of the Deposited Property underlying the ADRs, to vote or cause the Custodian to vote the Shares and/or other Deposited Property, in person or by proxy, represented by the ADRs in accordance with the instructions set forth in such request.

Voting instructions may be given only in respect of a number of ADRs representing an integral number of Shares or other Deposited Property.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote Shares or other Deposited Property represented by ADRs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Property represented by ADRs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

In the event of a postponement of the General Meeting of Shareholders or a reconvening of a second meeting, all votes received from beneficial holders of Stolt Offshore ADRs will remain valid for the purposes of any such postponed or reconvened General Meeting

For further information, please contact:

Heidy Kashef, Associate
Deutsche Bank - Depositary Receipts
Phone: 212 250-1605
Fax: 212 797-0327

                                                         [LOGO OF DEUTSCHE BANK]

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION       Please
IS INDICATED, WILL BE VOTED "FOR" THE PROPOSAL.                Mark Here
                                                               for Address   [ ]
                                                               Change or
                                                               Comments
                                                               SEE REVERSE SIDE

    RESOLUTIONS PRESENTED FOR CONSIDERATION BY THE ANNUAL GENERAL MEETING OF
                          SHAREHOLDERS ON MAY 15, 2006.

                 FOR  AGAINST  ABSTAIN                     FOR  AGAINST  ABSTAIN
Resolution 1     [ ]    [ ]      [ ]      Resolution 4     [ ]    [ ]      [ ]
                 FOR  AGAINST  ABSTAIN                     FOR  AGAINST  ABSTAIN
Resolution 2     [ ]    [ ]      [ ]      Resolution 5     [ ]    [ ]      [ ]
                 FOR  AGAINST  ABSTAIN                     FOR  AGAINST  ABSTAIN
Resolution 3     [ ]    [ ]      [ ]      Resolution 6     [ ]    [ ]      [ ]

Resolution 7. Election of Six Directors of the Company to Hold Office Until
              the Next Annual General Meeting of Shareholders
7a. Mark Woolveridge
7b. James B. Hurlock                                                  FOR ALL
7c. Trond O. Westlie                                         FOR ALL   EXCEPT
7d. J. Frithjof Skouveroe                                     [ ]       [ ]
7e. George H. Doremus
7f. Tom Ehret
For, except vote withheld from the following nominee(s):

________________________________________________________________________________

                                                           FOR  AGAINST  ABSTAIN
                                          Resolution 8     [ ]    [ ]      [ ]
                                                           FOR  AGAINST  ABSTAIN
                                          Resolution 9     [ ]    [ ]      [ ]


Signature _____________________ Signature ____________________ Date ___________
Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title.
--------------------------------------------------------------------------------
                            . FOLD AND DETACH HERE .

                      VOTE BY INTERNET OR TELEPHONE OR MAIL
                          24 HOURS A DAY, 7 DAYS A WEEK

               INTERNET AND TELEPHONE VOTING IS AVAILABLE THROUGH
                      11:59 PM EASTERN TIME ON MAY 7, 2006.

      Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked,
                      signed and returned your proxy card.

            INTERNET                      TELEPHONE                 MAIL
 http://www.proxyvoting.com/sosa       1-866-540-5760           Mark, sign and
 Use the internet to vote your       Use any touch-tone        date your proxy
 proxy. Have your proxy card     OR  telephone to vote         card and return
 in hand when you access the web     your proxy. Have    OR  it in the enclosed
 site.                               your proxy card in          postage-paid
                                     hand when you call.          envelope.

               If you vote your proxy by Internet or by telephone,
                  you do NOT need to mail back your proxy card.

                                      PROXY

                               STOLT OFFSHORE S.A.
     PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR
                       ANNUAL GENERAL MEETING MAY 15, 2006

          THE FOLLOWING PROXY CARD RELATES TO THE ANNUAL GENERAL MEETING OF STOLT OFFSHORE S.A. AND IS BEING SENT TO THE HOLDERS OF STOLT OFFSHORE S.A'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG STOLT OFFSHORE S.A., DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.




    Address Change/Comments (Mark the corresponding box on the reverse side)
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                            . FOLD AND DETACH HERE .

1.   Approval of Annual Meeting Date

2.   Approval of Consolidated Financial Statement

3. Approval of Unconsolidated Balance Sheet and Statement of Profit and Loss of the Company

4. Approval of the Consolidated Balance Sheet and Statements of Operations of the Company

5.   Discharge of the Board of Directors and Statutory Auditors of the Company

6.   Approval of Authorization of Share Repurchases

7. Election of Six Directors of the Company to Hold Office Until the Next Annual General Meeting of Shareholders

For Election:

     7a.  Mark Woolveridge
     7b.  James B. Hurlock
     7c.  Trond O. Westlie
     7d.  J. Frithjof Skouveroe
     7e.  George H. Doremus
     7f.  Tom Ehret

8.   Election of Statutory Auditors and the Independent Auditors

9.   Approval of the Changes to the Company's Articles of Incorporation

     (detailed schedule of proposed changes enclosed in booklet)